
GLOBECHAT
2019- Report
GlobeChat™
Login
Sign Up
Connect with Facebook
Explore

Dear investors,

In our humble opinion we have built something extremely special! Some companies are focused only on making money! Some companies are focused only on making a positive change in the world! We are focused on both! Let's work together to make GlobeChat a money making machine, while also connecting people from around the world in 60 different languages! We are grateful for your continued support and look forward to putting 2020 behind us, with a very successful 2021!

We need your help!

Join us! Support us! Spread the word! We have an amazing and innovative platform, we have a dream team, we have momentum, and the timing for GlobeChat could not be more ideal with all the division and restriction of free speech on the competing platforms. Let's start a global movement together!

Sincerely,

Kevin Strom

CEO

Our Mission

We envision a world where there are no communication barriers between cultures. GlobeChat unifies people throughout the world, regardless of where they live or the language they speak. By removing language barriers, GlobeChat will be the basis of a world connected by similarities in age, gender, career, politics, music, sports, and all manner of hobbies and interests. Acquistion targets are numerous - but the real end game is a platform that truly connects the world.

See our full profile

How did we do this year?

Report Card

A+

The Good

Team GlobeChat has assembled an All-Star cast in 2020! We are a powerhouse of talent from top to bottom! Optimistic & Energized!

With the pandemic, we have used the time at home to our advantage to design & build at a record-setting pace!

We are in the right place at the right time- people leaving social networks by the millions & seeking alternatives!

The Bad

Life

is

Good! :)

2019- At a Glance

Fiscal Year Ends March 31

$0
Revenue

-$42,934
Net Loss

$0
Short Term Debt

$0
Raised in 2019-

$1,800
Cash on Hand
As of 09/ 4/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We envision a world where there are no communication barriers between cultures. GlobeChat unifies people throughout the world, regardless of where they live or the language they speak. By removing language barriers, GlobeChat will be the basis of a world connected by similarities in age, gender, career, politics, music, sports, and all manner of hobbies and interests. Acquisition targets are numerous - but the real end game is a platform that truly connects the world.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

GlobeChat, Inc. was incorporated in the State of Delaware in March 2016.

Since then, we have:

- Champion - 2016 Tech Coast Angeles Startup Competition (#1 of 120 companies)

- Received a US Patent for "The System and Method of Multilingual Networking and Communications" which defines ending an instantly translated message in one language to multiple recipients simultaneously.

- Received a US Trademark for "GlobeChat"

- Finalist - 2016 Startup Battle in London, UK (#2 of 350 companies globally)

- $1M+ raised outside of Wefunder

Historical Results of Operations

Our company was organized in March 2016 and has limited operations upon which prospective investors may base an evaluation of its performance. The software has been significantly enhanced and the company has been fully rebranded in 2020.

- *Revenues & Gross Margin.* For the period ended March 31, 2020, the Company had revenues of $0 compared to the year ended March 31, 2019, when the Company had revenues of $0

- *Assets.* As of September 4th, 2020, the Company had total assets of $1,800, including $1,800 in cash.

- *Net Loss.* The Company has had a net loss of $0 for the fiscal year ended March 31, 2020.

- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended March 31, 2019 and $0 for the fiscal year ended March 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $1,011,635 in equity.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

GlobeChat, Inc. cash in hand is $1,800, as of September 4th, 2020 . Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $100/month, for an average burn rate of $100 per month. Our intent is to be profitable in 12 months. In the next 90 days we will be launching our social app, and will be charging $4.99 per user, per month, for our premium option. We anticipate ~4% of downloads of the application will result in a paid premium membership. While we cannot guarantee it, we believe that our revenues will increase but our expenses will remain the same for the next 6 months.

Net Margin: -Inf% Gross Margin: NaN% Return on Assets: -5,938% Earnings per Share: -$2,146.70

Revenue per Employee: $0 Cash to Assets: 100% Revenue to Receivables: ~ Debt Ratio: 0%

GlobeChat_GAAP_2019___2020.pdf

Taxes_2015__GlobeChat_.pdf

GlobeChat__Inc._Financial_Statements-_Reviewed__2017_.pdf

GlobeChat__Inc._Financial_Statements-_Reviewed__2016_.pdf

GlobeChat__Inc._Financial_Statements-_Reviewed.pdf

We ❤ Our 195 Investors

Thank You For Believing In Us

Jamie Kennedy
Srinivas Gadiraju
Steven Gregorich
Henoc Ulysse
Patricia A Parker
Danielle James
Marty Blackmon
Richard Cochran
Christopher Cardella
Tipyada Sricharoen
Richard W RICHARDSON
Gilbert GARZA
Ian Byerlee
Robert A. CRISOSTOMO
Malvin Soriano
Joseph C. Oliver
Titus Oparaocha
Harry Fernandes
Samuel Muniz
Thomas Coppola
Steve Brady
Edgardo Pina
Priyansh Kumar
Greg Foster
Kevin Baynes
Adediran Adeleke
Dwight Crawford
Earl Lee

Steve Pfrenzinger
Bhabesh Chakrabarti
Richard K Smith
Ruth Schwartz
Meredith Aylward
Michelle V Asong
Brylan Tan
Rajat Rajbhandari
Tommy Shellberg
James Laviano
Darren Estes
Chinedum "Chin" Uguru
Abelardo V Lacano
Clark Rollins
Aurora Soriano
Watchdog Investments LLC
Joe W. Smith
Rakesh Narayan
Natosha Parker
Naveen Godwin
Rey Mendoza
Simon Skowronski
Marnee Smith-Thomas
Derryl J Woodberry
Merlin Hurley
David Myers
Saif AlMuzahmi
Andy Riemer

Rem Darbinyan
Lawrence J Masotti
Neal Matthews
Tony Casha
Daniel Holbert
Dr. Ala M Shaqra
Pramod Rustagi
Mary Knoblock
Francis Aderemi
Marcel Obrejanu
Howard Jones
Sean McDonald
Michael Mullaney
Midhat Qidwai
Dennis Marzen
Daniel Erlanger
Rob Miller
Felix Faulhaber
Ana Valle
Van Duc Nguyen
Michael Vega
Sammy Damelio
Sundeep Charlakola
Clyde Tenn
Christian Atta-Darkwah
Cameron McCord
David Morovitz
Mahlon D. Horton

Larry Berman
Sparkle Williams
Sharath Ramesh
Thomas Beck
Abdulrahman Alsalem
Sebastian Foerster
Matt Mullaney
Becky Troup
Lauren George
Ryan Daley
Michael Alexander Murtagh
Clyde Martin
Tiffany Nakano
Frances McNealy
David Keranen
Arvin M. Rhodes
Carmine Barone
Silvia Britkova
Ronald W. BURGI
Patrick Sharp
Cyrus Khan
Emmanuel VILLAFUERTE
Eunji Oh
Ravadee Ruangtragool
Jennifer Hamilton
Sara Pomare
Giovanni Gremmo
Steve Theodorou

Bill Combes
Benjamin Moore
Madonna Catiis
Harold Albaugh
Sheila Cheatham
Shaun Wong
Brad Petrik
Trasey Green
Deborah Lane
Md Pham
John McGraw
Marvin Mitchell
Joshua Friedman
Robert J Sottile
Mitchell Barack
Robert Dobbins
Casandra Kennedy
Nixon Augustin
Garlon Turner
Geminis Chacko
Baptiste Iafrate
Randy Carver
Karen Emmanuel
George Weathers
Surendra BAROT
Eli Arieli
Luis E Albor
Abhishek Sharma

Charles D. Hicks
Delphine Castleberry
Eric Hawthorne
Marcellus Reed
Frank Palazzolo
Bernard Ogon
Rick Acosta
Tracey Tripp Ellis
Yetunde Mide-Ogunsanwo
Harish Damodhardas Asar
Darly M LUELLEN
Alan Holmes
Ioana Grigoras
Norton F. Davis
George Polk
Bryan Sarlitt
Edwin Phenix
Chad Treadway
Ben Hargis
Charles Teneil Ford
Nahiem Hood
Pamela Davis
James Plozai
John Young
Paola T Farah
David Botsford
Gueorgui Koutzarov
Suninder Singh Chauhan

Anthony DANIEL
Matthew T Sorensen
Toni Sutherland
Brenda Anderson
Craig Vom Lehn
Jason Franklin Bui
Greg Savage
Byron Massey
Rich Evans
Michael Fisher
Kim Kuncl
Chester Sappington
Rosetta Fennell
Miguel Cruz
Lokesh SURAPANENI
Robert Jamieson
Jerry Tran
Cecil Robertson
Mary Silva
Mathias Obenauer III
Manmohan Singh Taheem
Kenneth Paulsen
Randall Lieberman
Ian Fraser
Jan Capetanopulos Habash
Craig Adams
Michael Teske

Thank You!

From the GlobeChat Team



Kevin Strom
CEO



David Baxter
CTO

Software Developer with Rosetta Stone. Former Senior Software Engineer with the University of California San Diego. Former Software Engineer for the DoD. Former Software Engineer with Duke, Humana & UHC. B.S. Computer Science from San Joaquin Delta.



Slade Simpson
CCO

Director of Product Innovation and Design at Intellivision. Former Director of Engineering for Design Central, with research, design, and development of nearly 50 hardware-based products in the medical, industrial, and consumer electronics spaces.



Shauna Podruzny
Director of Marketing

Former Founder of Blossom Lounge Toronto. Former Owner & Creative Director of Millennium Dance Complex in partnership with Sony Music Canada. Guest speaker on Beauty and Fashion Television shows. Former Board of Directors Pan American Games Toronto.



Thomas Jones
Director of Business Development

CEO of Castar App. Actor with credits including a role in the Luke Cage series. CEO of IME Films. Former NFL running back & Top 25 all-time rusher with the Kansas City Chiefs, New York Jets, Chicago Bears, Tampa Bay Buccaneers & Arizona Cardinals.



Sky Powell
Director of Business Development

Co-Founder and Head of Product Marketing & Operations of Castar App. Co-Founder & Managing Partner of AMG Fleet Services. Director of Marketing & Operations at boutique creative marketing agency SkyQuality Entertainment.



Jason Petrini
Brand Ambassador

Channel Sales for Datto. Former Co-Founder of Studio Marketing. Former Partner at Chance Entertainment. Former President at My Three Son Family Fun Center.



Azad Virk
Business Attorney

Lead GlobeChat Business Attorney from Stradling Yocca Carlson & Rauth in Newport Beach, California.



Andrew Kimmel
Patent Attorney

Lead GlobeChat Patent Attorney and Partner at Knobbe Martens Olson & Bear LLP in Irvine, California.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Kevin Strom	CEO @ GlobeChat	2016

Officers

OFFICER	TITLE	JOINED
Slade Simpson	CCO	2020
Kevin Strom	Founder, CEO, President, Secretary	2016
David Baxter	CTO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kevin Strom	Series A Voting Common Stock: 10,000,000 Series B Nonvoting Common Stock: 8,457,240	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
04/2015	$172,296		4(a)(2)
04/2016	$876,499	Common Stock	4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series B Non Voting Common Stock	20,000,000	10,083,800	No
Series A Voting Common Stock	20,000,000	10,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

GlobeChat, Inc., has created an innovative and unique user experience combining the best elements of our competitors. Our Intellectual Property and primary technological differentiator in the marketplace titled "The System and Method for Multi-Lingual Networking and Communication" is currently an approved US Patent. This innovative patent puts us in a position of strength within the marketplace, however others may attempt to copy our technology, at which point we will need to defend our IP. The enhance our chances for success and in addition to the patent, we intend to wisely utilize funding to achieve the objective of scaling the company quickly, as success and sustained growth is the best deterrent to competition.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The technology sector, in which GlobeChat, Inc. operates, is a highly competitive market, where competition risks are significant. To succeed, we must be able to respond quickly to changes in consumer and market preferences. GlobeChat, Inc will continue to work diligently in anticipating market shifts and respond accordingly to actions by competitors.

The United States Patent and Trademark Office has approved both our trademark, as well as out patent for The "System and Method for Multi-Lingual Networking and Communication" which was submitted by, and in the name of, Kevin Strom, the Founder of GlobeChat. Although the patent is in the name of the inventor Kevin Strom, it is 100% owned by the company and being used entirely and exclusively towards the success of GlobeChat.

GlobeChat, Inc. has made certain assumptions about the chat marketplace in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors, changes in user preferences and shifts in user demographics. In order to mitigate this risk, GlobeChat has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. GlobeChat, Inc. diligently researches publicly-available information and initiatives of competitors. changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[6];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than $25 million , the amount invested divided by the quotient of (a) the Valuation Cap ($25 million) divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

GlobeChat, Inc.

- Delaware Corporation
- Organized March 2016
- 10 employees

29200 Paseo Carmona
San Juan Capistrano CA 92675

http://info.GlobeChat.com

Business Description

Refer to the GlobeChat profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

GlobeChat is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
Fundraising Playbook

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/globechat/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*